Exhibit (a)(5)(cxxxiii)

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE REAFFIRMS INTENT TO ACQUIRE PEOPLESOFT

Extends Offer For $21.00 Through August 27, 2004

REDWOOD SHORES, Calif., July 12, 2004 — Oracle Corporation (NASDAQ: ORCL) announced today that it has extended its previously announced tender offer for all of the common stock of PeopleSoft, Inc. to midnight EDT on Friday, August 27, 2004.

The tender offer was previously set to expire at midnight EDT on Friday, July 16, 2004. As of the close of business on Monday, July 12, 2004, approximately 4,693,092 shares had been tendered in and not withdrawn from the offer.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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